                                                                    EXHIBIT 99.1

NEWS BULLETIN

             FROM:                  RE:  QIAO XING UNIVERSAL TELEPHONE, INC.
                                         QIAO XING INDUSTRIAL ZONE
  FRB    WEBER SHANDWICK                 HUIZHOU CITY, GUANGDONG 16023 CHINA
         FINANCIAL COMMUNICATIONS        HTTP:\\WWW.QIAOXING.COM
                                         NASDAQ: XING
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FOR FURTHER INFORMATION

AT QIAO XING UNIVERSAL TELEPHONE:   AT ZTE  CORPORATION:      AT FRB|WEBER SHANDWICK:
Keneath Chen                        Ye Weimin                 Haris Tajyar
Capital Operation Department        VP, and General Manager   General Information
(011) 86-752-2820268                Mobile Telecom Branch     310-996-7462
qxxiao@pub.huizhou.gd.cn            (011) 86-216-4708410      htajyar@webershandwick.com

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FOR IMMEDIATE RELEASE
DECEMBER 10, 2001

                   QIAO XING ANNOUNCES ENTRY INTO CHINA'S GSM
                       AND CDMA WIRELESS TELEPHONE MARKETS

           COMPANY ENTERS INTO STRATEGIC ALLIANCE WITH ZTE CORPORATION

GUANGDONG, CHINA (DECEMBER 10, 2001) -- Qiao Xing Universal Telephone, Inc. (NASDAQ/NMS: XING), China's second largest telephone manufacturer, today announced its entry into China's emerging GSM and CDMA telephone markets through a strategic alliance with Shenzhen Zhongxing Telecommunication Ltd. (ZTE Corporation), one of China's largest telecommunications equipment manufacturers. The Chinese Government recently awarded ZTE Corporation with licenses to manufacture and market GSM and CDMA wireless mobile telecom terminals in China.

The strategic alliance combines ZTE's ability and rights to develop and market GSM and CDMA wireless mobile telecom terminals with Qiao Xing's industrial background and sales network. Under the terms of the strategic alliance, the two companies will jointly manufacture and market GSM and CDMA wireless mobile telecommunications terminals in China.

Ye Weimin, Vice President of ZTE Corporation and the General Manager of ZTE Mobile Telecom Branch said, "Qiao Xing is a rapidly developing telecommunications terminal producer with a proven track-record, substantial industrial background and an extensive distribution network that reaches nearly every major province in China. We believe the alliance between our two companies will better exert our respective advantageous resources toward the introduction of GSM and CDMA wireless telephones in China."

Commented Qiao Xing Universal Telephone, Inc. Chairman Mr. Rui Lin Wu, "This alliance represents a major milestone in our wireless telecommunications initiatives as it will provide Qiao Xing with its highly anticipated entry into the emerging GSM and CDMA markets in China. The Chinese wireless telecommunications market is continuing its rapid development and is expected to represent one of the largest telecommunications markets in the world within the next few years. We are pleased to be able to actively participate in this market's growth and look forward to the introduction of our first GSM and CDMA wireless telephones shortly."


                                     -more-

   FRB|Weber Shandwick serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

Qiao Xing Universal Telephone, Inc.
Page 2 of 2





SUBSTANTIAL MARKET OPPORTUNITY IN CHINA

China's GSM and CDMA wireless telecommunications markets are expected to become one of the largest and fastest growing markets in the world. According to an August 2001 report by the Yankee Group, a leading industry analyst, CDMA subscribers in China are expected to grow to 55 million by the end of 2005. This growth will position China as the world's largest CDMA market, while the CDMA infrastructure and terminal market is expected to be valued at approximately $50 billion over the next five years.

ABOUT ZTE CORPORATION

ZTE Corporation is one of China's largest telecommunications equipment producers whose product lines include switching centers and interface and mobile telecommunications equipment. It is also participating in the research and development of China's third generation mobile telecommunications technology. ZTE Corporation has obtained state granted licenses to produce GSM and CDMA mobile phones.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.




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